                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)


                                Gene Logic Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   368689105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               February 13, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


                               Page 1 of 7 pages

_________________
        1 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 368689105                                           Page 2 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III               ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-AF-OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,164,922
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          1,375,765
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            3,164,922
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,375,765
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,540,687
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.            Security and Issuer
                   -------------------

          This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of Gene Logic Inc. (the "Company"). The Company has its principal executive offices at 610 Professional Drive, Gaithersburg, Maryland, 20879.

Item 2.            Identity and Background
                   -----------------------

          This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.            Source and Amount of Funds or Other Considerations
                   --------------------------------------------------

          Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.1. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $3,304,192.26.

          Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. The Trust Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.2. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. The Milfam II Partnership is hereby incorporated by reference to the
Schedule 13D filed by the Reporting Person in Stamps.com Inc. on April 30, 2002 as Exhibit 99.4. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,790,151.88.

          All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $1,441,332.73.

Item 4.            Purpose of the Transaction
                   --------------------------

          The Shares covered by this Schedule 13D were acquired for investment purposes. Miller has decided that it would be in his best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Company, including by discussion with the Company and nominations of Miller and/or other candidates for election to the Board of Directors of the Company. Miller is examining all of his options with respect to the possibility of taking actions that he believes will enhance stockholder value. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          Miller reserves the right to take any and all actions permitted by applicable law that Miller may deem appropriate to maximize the value of his investments in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

     (a) Miller may be deemed to beneficially own 4,540,687 (14.3% of the outstanding Shares, based on 31,819,698 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 9, 2006). As of the date hereof, 1,375,765 of such beneficially owned Shares are owned of record by Trust A-4; 2,334,712 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 830,210 Shares are beneficially owned of record by Miller directly.

     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.

     (c) The following details the transactions effected by Miller during the past 60 days.

--------------------------------------------------------------------------------
                        TRUST A-4
--------------------------------------------------------------------------------
Date of Transaction  Number of Shares  Price Per Share  How Transaction Effected
                        Purchased
--------------------------------------------------------------------------------
 January 25, 2007          7,768             $1.52           Open Market Buy
--------------------------------------------------------------------------------
 January 26, 2007         10,312             $1.52           Open Market Buy
--------------------------------------------------------------------------------
 January 29, 2007        282,825             $1.59           Open Market Buy
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       MILFAM II L.P.
--------------------------------------------------------------------------------
Date of Transaction   Number of Shares Price Per Share  How Transaction Effected
--------------------------------------------------------------------------------
 January 29, 2007        282,824             $1.59           Open Market Buy
--------------------------------------------------------------------------------
 January 29, 2007          9,557             $1.57           Open Market Buy
--------------------------------------------------------------------------------
 January 30, 2007         10,670             $1.55           Open Market Buy
--------------------------------------------------------------------------------


     (d) Other than for shares held directly by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
              -------------------------------------------------------------

              Trust Agreement: The Trust Agreement provides, in pertinent part, that the Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

          The Operating Agreement: While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

          Milfam II Partnership: The Milfam II Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

Item 7.       Materials to be Filed as Exhibits:
              ---------------------------------

      99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit
              99.1 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 as Exhibit 99.1 and incorporated herein by reference).

      99.2 Operating Agreement of Milfam LLC, an Ohio limited liability company, entered into as of December 10, 1996 (Filed as Exhibit
              99.2 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

      99.3    Partnership  Agreement  of  Milfam  II L.P.  (Filed as
              Exhibit 99.4 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  February 13, 2007

                                          By:  /s/ Lloyd I. Miller, III
                                               --------------------------------
                                               Lloyd I. Miller, III